JOINT FILING AGREEMENT

This Joint Filing Agreement is entered into as of [●], 2026 by Marc Cywinski and Solerin Equity Limited (the "Reporting Persons").

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the Reporting Persons agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit, relating to the Class A Ordinary Shares, par value US$0.0001 per share, of SunScout Holding Limited, and any amendments thereto, are filed on behalf of each of them.

Each Reporting Person is responsible for the timely filing of the Schedule 13D and any amendments, and for the completeness and accuracy of the information concerning it, but is not responsible for the completeness or accuracy of the information concerning any other Reporting Person unless it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

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Marc Cywinski

SOLERIN EQUITY LIMITED

By: __________________________________

Name: Marc Cywinski

Title: Director